# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Trailblazer Merger Corporation I, CIK 0001934945
CUSIP: 89278D109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 510 Madison Avenue, Suite 1401, New York, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001213900-24-013285
Filed by CIK 0001935252

## Reporting persons
- Trailblazer Sponsor Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,119,500; sole dispositive power 0; shared dispositive power 2,119,500; aggregate amount beneficially owned 2,119,500 (47.1% of the class)
  Comment: 1) Reflects 2,119,499 Class A common stock of Trailblazer Merger Acquisition Corporation I (the "Company"), par value $0.0001 per share ("Class A Common Stock") and 1 Class B common stock of the Company, par value $0.0001 per share ("Class B Common Stock"), held directly by Trailblazer Sponsor Group, LLC (the "Sponsor"). The 1 share of Class B Common Stock will automatically be cancelled at the time of the Company's initial business combination. The holder of the Company's 1 share of Class B Common Stock will have the right to elect all of the Company's directors prior to its initial business combination and the holders of the Company's shares of Class A Common Stock will not be entitled to vote on the election of directors during such time.
  
  (2) The percentage of beneficial ownership of Trailblazer in the table below is calculated based on 4,499,116 shares of Trailblazer Common Stock issued and outstanding as of February 12, 2025.
- Joseph Hammer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,119,500; sole dispositive power 0; shared dispositive power 2,119,500; aggregate amount beneficially owned 2,119,500 (47.1% of the class)
  Comment: 1) Reflects 2,119,499 Class A common stock of Trailblazer Merger Acquisition Corporation I (the "Company"), par value $0.0001 per share ("Class A Common Stock") and 1 Class B common stock of the Company, par value $0.0001 per share ("Class B Common Stock"), held directly by Trailblazer Sponsor Group, LLC (the "Sponsor"). The 1 share of Class B Common Stock will automatically be cancelled at the time of the Company's initial business combination. The holder of the Company's 1 share of Class B Common Stock will have the right to elect all of the Company's directors prior to its initial business combination and the holders of the Company's shares of Class A Common Stock will not be entitled to vote on the election of directors during such time.
  
  (2) The percentage of beneficial ownership of Trailblazer in the table below is calculated based on 4,499,116 shares of Trailblazer Common Stock issued and outstanding as of February 12, 2025.

## Item 1. Issuer
Name of issuer: Trailblazer Merger Corporation I
Address of issuer's principal executive offices: 510 Madison Avenue, Suite 1401, New York, NY 10022

## Item 2. Person Filing
Name of person filing:
This statement is being filed jointly pursuant to ss.240.13d-1(k)(1) on behalf of each of the following persons (collectively, the "Reporting Persons"):

1. Trailblazer Sponsor Group, LLC

2. Joseph Hammer
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

510 Madison Avenue, Suite 1401, New York, NY 10022
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: See response to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Trailblazer Sponsor Group, LLC: /s/ Joseph Hammer, Joseph Hammer, Manager (02/14/2025)
- Joseph Hammer: /s/ Joseph Hammer, Joseph Hammer (02/14/2025)